UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 4

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Qunar Cayman Islands Limited

(Name of the Issuer)

Qunar Cayman Islands Limited

Ocean Management Limited

Ocean Management Holdings Limited

Ocean Management Merger Sub Limited

Ctrip.com International, Ltd.

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing three Class B Ordinary Shares

(Title of Class of Securities)

74906P104

(CUSIP Number)

Qunar Cayman Islands Limited

17th Floor, Viva Plaza, Building 18, Yard 29,

Suzhou Street, Haidian District

Beijing 100080

The People’s Republic of China

+86 10 5760 3000

Ocean Management Limited

Ocean Management Holdings Limited

Ocean Management Merger Sub Limited

c/o Unit 1903B-05 Exchange Tower

33 Wang Chiu Road

Kowloon Bay

Hong Kong

Attention: Tianyi Jiang

Tel: +852 3468 7800

Ctrip.com International, Ltd. c/o 968 Jin Zhong Road, Shanghai 200335 People’s Republic of China Attention: Xiaofan Wang, Chief Financial Officer Tel: +86 21 3406 4880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang, Esq. Jesse Sheley, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 3761 3300	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong Tel: +852 3740 4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Jing An Kerry Centre, Tower II 1539 Nanjing West Road Shanghai 200040 People’s Republic of China Tel: +8621 6193 8200

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$233,020,035.5	$27,007.0

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $10.13 for 23,002,965 outstanding Shares of the issuer subject to the transaction (which excludes Shares to be canceled without consideration and includes the Dissenting Shares, as defined below) (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2017, was calculated by multiplying the Transaction Valuation by 0.0001159.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Page
Item 15 Additional Information	1
Item 16 Exhibits	3

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Qunar Cayman Islands Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A and Class B ordinary shares, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (each an “ADS,” or collectively, the “ADSs”), each representing three Class B ordinary shares of the Company that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Ocean Management Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) Ocean Management Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Parent (“Merger Sub”); (d) Ocean Management Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ocean Management”), and (e) Ctrip.com International, Ltd. (“Ctrip”), an exempted company with limited liability incorporated under the laws of the Cayman Islands. Ctrip, together with the following persons are collectively referred to herein as the “Rollover Shareholders”: (i) Momentum Strategic Holdings, L.P. (“Momentum”), an exempted limited partnership registered in the Cayman Islands; (ii) M Strat Holdings, L.P., an exempted limited partnership registered in the Cayman Islands; (iii) Earthly Paradise Investment Fund L.P., an exempted limited partnership registered in the Cayman Islands; (iv) Seavour Investment Limited, a limited company incorporated under the laws of the Republic of Seychelles; (v) Shuofeng Holdings Limited, a limited liability company incorporated under the laws of the British Virgin Islands; (vi) Richbright Investment Limited, a limited liability company incorporated under the laws of the British Virgin Islands; and (vii) Eagle Limited, a limited company organized under the laws of the British Virgin Islands.

This Transaction Statement relates to the agreement and plan of merger dated October 19, 2016 by and among Parent, Merger Sub and the Company (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”) in accordance with the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Islands Companies Law”), with the Company continuing as the surviving company resulting from the merger.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15	Additional Information

Item	15(c) is hereby amended and supplemented as follows:

On February 24, 2017 at 10:00 am (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080, The People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Annex A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger.

1

On February 28, 2017, the Company filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of February 28, 2017, pursuant to which the merger became effective on February 28, 2017. As a result of the merger, the Company became wholly owned by Parent.

At the effective time of the merger (the “Effective Time”), (a) each issued and outstanding Share, other than (i) Shares beneficially owned by each Rollover Shareholder (such Shares collectively, the “Rollover Shares”), (ii) Shares held by Parent, the Company, or any of their subsidiaries, (iii) Shares (including ADSs representing such Shares) held by the ADS depositary (as defined below) and reserved for issuance and allocation pursuant to the Share Incentive Plans (as defined below) (Shares described under (i) through (iii) above are collectively referred to herein as the “Excluded Shares”), (iv) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent in accordance with Section 238 of the Cayman Islands Companies Law (the “Dissenting Shares”) and (v) Shares represented by ADSs, was canceled and ceased to exist in exchange for the right to receive $10.13 in cash without interest, and (b) each issued and outstanding ADS together with the Shares underlying such ADS (other than any ADS representing Excluded Shares) was canceled in exchange for the right to receive $30.39 in cash per ADS without interest (less $0.05 per ADS cancelation fees pursuant to the terms of the deposit agreement, dated as of October 31, 2013, by and among the Company, Deutsche Bank Trust Company Americas, (the “ADS depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder). The Excluded Shares and ADSs representing such Excluded Shares were canceled and ceased to exist for no consideration. The Dissenting Shares were canceled and each holder thereof is entitled to receive only the payment of the appraised fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Islands Companies Law.

In addition, at the Effective Time, the Company (i) terminated the Company’s 2015 Share Incentive Plan and 2007 Share Incentive Plan, as amended and restated (together, the “Share Incentive Plans”), and any relevant award agreements applicable to the Share Incentive Plans, and (ii) canceled each unvested option to purchase Shares (“Company Option”) that was outstanding. There was no outstanding vested Company Option at the Effective Time.

At the Effective Time, each outstanding unvested Company Option granted under the Share Incentive Plans was canceled in exchange for an option to purchase ordinary shares, par value $0.01, of Ctrip (the “Converted Option”). Each Converted Option, upon exercise, will entitle the holder to the number of ordinary shares of Ctrip calculated by multiplying (A) the number of Shares underlying the unvested Company Options, by (B) 0.4833, being a ratio that ensures equivalent economic value for the Company Options (calculated in good faith in compliance with the relevant award agreement with the holder of the Company Options and the Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards between the Company and Ctrip, dated as of December 9, 2015), divided by eight, at an exercise price and a vesting schedule to be determined by Ctrip so as to ensure equivalent economic value with the unvested Company Options.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Market (“NASDAQ”), and the ADS program for the Shares will terminate. The Company has requested NASDAQ to file Form 25 with the SEC notifying the SEC of the delisting of its ADSs on the NASDAQ and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

2

Item 16	Exhibits

(a)-(1)*	Proxy Statement of the Company dated January 24, 2017 (the “proxy statement”).

(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)*	Proxy Card, incorporated herein by reference to Annex F to the proxy statement.

(a)-(4)*	Depositary’s Notice, incorporated herein by reference to Annex G to the proxy statement.

(a)-(5)*	ADS Voting Instructions Card, incorporated herein by reference to Annex H to the proxy statement.

(a)-(6)	Press Release issued by the Company, dated October 19, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 19, 2016.

(b)-(1)*	Equity Commitment Letter, dated as of October 19, 2016 by and between Ocean Management and Parent.

(c)-(1)*	Opinion of Duff & Phelps, LLC dated October 19, 2016, incorporated herein by reference to Annex B to the proxy statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated October 19, 2016.

(d)-(1)*	Agreement and Plan of Merger, dated as of October 19, 2016, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Limited Guarantee, dated as of October 19, 2016, by Ctrip in favor of the Company incorporated herein by reference to Exhibit E to the Schedule 13D/A filed by Ctrip with the SEC on October 21, 2016.

(d)-(3)*	Limited Guarantee, dated as of October 19, 2016, by Ocean Management in favor of the Company incorporated herein by reference to Annex E to the proxy statement.

(d)-(4)	Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards, dated as of December 9, 2015, between the Company and Ctrip, incorporated herein by reference to Exhibit 4.15 to the Company’s annual report on Form 20-F filed with the SEC on April 14, 2016.

(d)-(5)	Consortium Agreement, dated as of October 19, 2016, between Ocean Management and Ctrip, incorporated herein by reference to Exhibit C to the Schedule 13D/A filed by Ctrip with the SEC on October 21, 2016.

(d)-(6)	Support Agreement, dated as of October 19, 2016, by and among Parent, the Company and the Rollover Shareholders incorporated herein by reference to Exhibit D to the Schedule 13D/A filed by Ctrip with the SEC on October 21, 2016.

(f)-(1)*	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f)-(2)*	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed.

3

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2017

Qunar Cayman Islands Limited

By:	/s/ Jimmy Lai
Name: Jimmy Lai
Title: Chairman of the Special Committee

Ocean Management Limited

By:	/s/ Tianyi Jiang
Name: Tianyi Jiang
Title: Director

Ocean Management Holdings Limited

By:	/s/ Tianyi Jiang
Name: Tianyi Jiang
Title: Director

Ocean Management Merger Sub Limited

By:	/s/ Tianyi Jiang
Name: Tianyi Jiang
Title: Director

Ctrip.com International, Ltd.

By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Chief Financial Officer

Exhibit Index

(a)-(1)*	Proxy Statement of the Company dated January 24, 2017 (the “proxy statement”).

(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)*	Proxy Card, incorporated herein by reference to Annex F to the proxy statement.

(a)-(4)*	Depositary’s Notice, incorporated herein by reference to Annex G to the proxy statement.

(a)-(5)*	ADS Voting Instructions Card, incorporated herein by reference to Annex H to the proxy statement.

(a)-(6)	Press Release issued by the Company, dated October 19, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 19, 2016.

(b)-(1)*	Equity Commitment Letter, dated as of October 19, 2016 by and between Ocean Management and Parent.

(c)-(1)*	Opinion of Duff & Phelps, LLC dated October 19, 2016, incorporated herein by reference to Annex B to the proxy statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated October 19, 2016.

(d)-(1)*	Agreement and Plan of Merger, dated as of October 19, 2016, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Limited Guarantee, dated as of October 19, 2016, by Ctrip in favor of the Company incorporated herein by reference to Exhibit E to the Schedule 13D/A filed by Ctrip with the SEC on October 21, 2016.

(d)-(3)*	Limited Guarantee, dated as of October 19, 2016, by Ocean Management in favor of the Company incorporated herein by reference to Annex E to the proxy statement.

(d)-(4)	Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards, dated as of December 9, 2015, between the Company and Ctrip, incorporated herein by reference to Exhibit 4.15 to the Company’s annual report on Form 20-F filed with the SEC on April 14, 2016.

(d)-(5)	Consortium Agreement, dated as of October 19, 2016, between Ocean Management and Ctrip, incorporated herein by reference to Exhibit C to the Schedule 13D/A filed by Ctrip with the SEC on October 21, 2016.

(d)-(6)	Support Agreement, dated as of October 19, 2016, by and among Parent, the Company and the Rollover Shareholders incorporated herein by reference to Exhibit D to the Schedule 13D/A filed by Ctrip with the SEC on October 21, 2016.

(f)-(1)*	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f)-(2)*	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed.